                      SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.

                                   ________

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)/1/


                               STONERIDGE, INC.
                               (Name of Issuer)

                       Common Shares, without par value
                        (Title of Class of Securities)

                                 86183 P 10 2
                                (CUSIP Number)

                               December 31, 2000
            (Date of Event Which Requires Filing of this Statement)

                Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)

                               [_] Rule 13d-1(c)

                               [X] Rule 13d-1(d)

                                  __________

____________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                                                  ---
Notes).
-----
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  ------------------------                              ----------------------
  CUSIP No. 86183 P 10 2               13G                 Page 2 of 5 Pages
                                                                -    -
  ------------------------                              ----------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Cloyd J. Abruzzo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,037,703
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          2,037,703
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
                        2,037,703
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      9.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                           ---------------------
                                                               Page 3 of 5 Pages
                                                           ---------------------


Item 1(a).   Name of Issuer:

             Stoneridge, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             9400 East Market Street, Warren, Ohio 44484

Item 2(a).   Name of Person Filing:

             Cloyd J. Abruzzo

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             288 Hunters Hollow, Warren, Ohio 44484

Item 2(c).   Citizenship:

             U.S.A.

Item 2(d).   Title of Class of Securities:

             Common Shares, without par value ("Common Shares")

Item 2(e).   CUSIP Number:

             86183 P 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not applicable

Item 4.  Ownership.

     (a)     Amount beneficially owned:

             As of December 31, 2001, Cloyd J. Abruzzo beneficially owned 2,037,659 Common Shares, including 147,257 Common Shares owned directly, 299,590 Common Shares held in trust for the benefit of Cloyd J. Abruzzo of which Mr. Abruzzo is trustee, an aggregate of 1,390,856 Common Shares held in trusts for the benefit of D.M. Draime's children and grandchildren of which Cloyd J. Abruzzo is trustee, 200,000 Common Shares that Mr. Abruzzo has the right to acquire upon the exercise of share options.

     (b)     Percent of class:

             9.1%
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                                                           ---------------------
                                                               Page 4 of 5 Pages
                                                           ---------------------


         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                    2,037,703 Common Shares

              (ii)  Shared power to vote or to direct the vote:
                    -0-

              (iii) Sole power to dispose or to direct the disposition of:
                    2,037,703 Common Shares

              (iv)  Shared power to dispose or to direct the disposition of:
                    -0-

Item 5.  Ownership of Five Percent or Less of a Class.

              Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable

Item 8.  Identification and Classification of Members of the Group.

              Not applicable

Item 9.  Notice of Dissolution of Group.

              Not applicable

Item 10. Certification.

              Not applicable
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                                                           ---------------------
                                                               Page 5 of 5 Pages
                                                           ---------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       March 6, 2001
                                       ------------------------------
                                       (Date)


                                       /s/ Cloyd J. Abruzzo
                                       ------------------------------
                                       (Signature)


                                       Cloyd J. Abruzzo
                                       ------------------------------
                                       (Name/Title)